UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli

Senior Vice President,
General Counsel and Secretary

Adolor Corporation

700 Pennsylvania Drive
Exton, PA 19341

(484) 595-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 7 (this “Amendment No. 7”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011, Amendment No. 2 filed with the SEC on November 14, 2011, Amendment No. 3 filed with the SEC on November 15, 2011, Amendment No. 4 filed with the SEC on November 18, 2011, Amendment No. 5 filed with the SEC on November 28, 2011 and Amendment No. 6 filed with the SEC on December 1, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 7 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 7, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

“Expiration of the Offer; Announcement of Subsequent Offering Period.

The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of December 6, 2011.  According to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, as of 12:00 Midnight, New York City time, at the end of December 6, 2011, a total of approximately 36,090,910 Shares (not including approximately 1,163,147 Shares subject to guaranteed delivery procedures) were validly tendered and not withdrawn, representing approximately 75% of the Shares outstanding.  The Purchaser has accepted for payment all Shares that were validly tendered in the Offer (but not including any Shares tendered by notice of guaranteed delivery).

The Purchaser has commenced a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act.  The subsequent offering period will expire at 12:00 midnight, New York City time, at the end of December 9, 2011, unless extended.  Any Shares validly tendered during the subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of the Closing Amount plus one CPR per Share, less any applicable withholding taxes and without interest. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the tender offer in the Offer to Purchase, filed as Exhibit (a)(1)(A) hereto, except that Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the joint press release issued by Parent and the Company announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated December 7, 2011, announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

	By:	/s/ John M. Limongelli
	Name:	John M. Limongelli
	Title:	Sr. Vice President, General Counsel and Secretary

Dated: December 7, 2011